Exhibit (a)(17)
Important Notice Concerning Your Rights
Under The Argon ST, Inc. 401(k) Profit Sharing Plan & Trust
July 22, 2010
To:	Participants in the Argon ST, Inc. 401(k) Profit Sharing Plan & Trust

From:	Argon ST, Inc., as Plan Administrator

If you do not have any portion of your account under the Argon ST, Inc. 401(k) Profit Sharing Plan & Trust invested in the Argon ST Stock Fund, and you do not anticipate making a deposit into the Argon ST Stock Fund, you may disregard this Notice.
As you know, Argon ST, Inc., a Delaware corporation (the “Corporation”), is party to that certain Agreement and Plan of Merger dated June 30, 2010 (the “Merger Agreement”), by and among the Corporation; The Boeing Company, a Delaware corporation (“Parent”); and Vortex Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub would acquire all shares of the Corporation’s common stock, par value $0.01 per share (the “Shares”), at a price of $34.50 per share in a two-step process consisting of a tender offer (the “Offer”) for all Shares, subject to a minimum of a majority of such Shares on a fully diluted basis being tendered, which Offer commenced on July 8, 2010, followed by the merger of Merger Sub with and into the Corporation (the “Merger”), with the Corporation as the surviving entity, in accordance with the Delaware General Corporation Law.
The Offer and the Merger will affect the Shares held in trust in the Argon ST Stock Fund under the Argon ST, Inc. 401(k) Profit Sharing Plan & Trust (the “Plan”) and, in connection with the Merger, the Argon ST Stock Fund will be eliminated as an available investment fund under the Plan. If you currently have a portion of your 401(k) account invested in the Argon ST Stock Fund, you should have received in the mail from Fidelity Management Trust Company (“Fidelity”), as trustee of the Plan, materials regarding your right to direct Fidelity to tender in the Offer some or all of the Shares attributable to your 401(k) account (the “Tender Offer Materials”).
Purpose of this Notice. This Notice is to inform you that upon the consummation of the Merger or, if earlier, upon the delisting of the Shares from trade on the Nasdaq Stock Market, the Argon ST Stock Fund will be eliminated as an available investment fund under the Plan. In connection with the elimination of the Argon ST Stock Fund, there will be a temporary period during which restrictions will be placed on the accounts of participants who have any portion of their 401(k) account invested in the Argon ST Stock Fund as of the date the Argon ST Stock Fund is to be eliminated. The restrictions described in this Notice are similar to those that are described in the Tender Offer Materials, but the time period over which they will apply is different from (and longer than) the restriction period described in the Tender Offer Materials.
In short, if you do not:
(a)	validly direct Fidelity by 4:00 p.m., New York City time on July 29, 2010, to tender ALL of the Shares attributable to your 401(k) account, OR

(b)	in the absence of such a tender direction, exchange or withdraw ALL of your assets out of the Argon ST Stock Fund by August 4, 2010, then the portion of your 401(k) account that is invested in the Argon ST Stock Fund will be frozen for approximately one month (as further described below) and you will not receive any investment earnings on this amount while this portion of your 401(k) account is frozen. If you intend to take a loan, hardship withdrawal or other distribution from your 401(k) account and a portion of your account is invested in the Argon ST Stock Fund, then you must contact Megan Filippi in Human Resources at (703) 995-5682 by July 30, 2010, to allow time for your request to be processed before your account is frozen. If for some reason the Offer is extended beyond August 4, 2010 or the expected date and time of the Merger or the delisting of Shares changes, the foregoing dates will change accordingly to reflect such changes.
Please read all of the following information carefully in order to understand fully the potential restrictions on the activity in your account.
Proportion of Shares Tendered. If you direct Fidelity to tender some or all of the Shares attributable to your 401(k) account, the restriction period described in the Tender Offer Materials will apply to your 401(k) account beginning July 30, 2010. If you direct Fidelity to tender none or some portion less than all of the Shares attributable to your 401(k) account, then the restriction period will continue to apply to that portion of your 401(k) account attributable to the Shares that are not tendered until the end of the blackout period described in this Notice. In other words, if you tender only a portion of your Shares, you could be subjected to both sets of restrictions for overlapping periods.
Blackout Period Restrictions. The period following the elimination of the Argon ST Stock Fund, during which you will be unable to exercise certain rights otherwise available under the Plan, is called a “blackout period.” Specifically, during the blackout period, you will not be able to make any exchanges out of the Argon ST Stock Fund or obtain any loans, hardship withdrawals, or other distributions from the Argon ST Stock Fund. Please note that balances in the Argon ST Stock Fund will be used by the Plan administrator to calculate amounts eligible for loans and withdrawals throughout the blackout period, but in no event will you be able to obtain a loan, hardship withdrawal or other distribution from the portion of your individual account that is invested in the Argon ST Stock Fund during the blackout period. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period.
For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. The portion of your 401(k) account that is invested in the Argon ST Stock Fund will not receive any earnings during the blackout period, and you would not be able to direct an exchange out of or withdrawal from that fund during the blackout period.
Blackout Period Commencement and Duration. Whether and when the blackout period will begin and end remains uncertain as of the date of this Notice. The blackout period is tied to the elimination of the Argon ST Stock Fund which is not expected to occur before the closing of the Offer. The expected expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on August 4, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement or applicable law. Although we cannot be certain, it is likely that the blackout period will begin on August 5, 2010. The blackout period will continue until Fidelity has received the merger consideration from the paying agent for the Shares held in trust under the Plan that were not tendered in the Offer and all processing related to the allocation of such merger consideration to participant accounts is completed. This blackout period is expected to last for several weeks, and it could last longer particularly if there is a delay following the closing of the Offer before the Merger becomes effective. Presently, if the blackout period begins on August 5, 2010, we estimate that it will end sometime during the week that begins Sunday, September 5, 2010.
Determining When the Blackout Period is in Effect. You can determine whether the blackout period has started or ended by contacting Megan Filippi in Human Resources at Argon ST, 12701 Fair Lakes Circle, Suite 800, Fairfax VA 22033, at (703) 995-5682.
Notice Timing Requirement. Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. Given the timing of the Offer and the uncertainty of when the Merger will become effective or the Shares delisted, events that are not within the Corporation’s control, this Notice could not be provided 30 days in advance.
Investment Direction. Fidelity will reinvest the merger consideration received from the paying agent for the Shares attributable to your 401(k) account in the Fidelity Freedom K Fund available under the Plan that correlates with your retirement date range, assuming a retirement age of 65 and based on your date of birth. To obtain information about these and other plan investment options, please log onto NetBenefits® at http://www.netbenefits.com or call 800-890-4015 to speak to a representative. This reinvestment of merger consideration will occur as soon as administratively possible after receipt of such money from the paying agent. You may call the Fidelity Service Center for Argon, or access your account via Fidelity NetBenefits®at https://netbenefits.fidelity.com, after the reinvestment is complete to learn the effect on your account and to further reinvest these assts if you so desire.
Once the Argon ST Stock Fund is eliminated, you must modify your investment directions for future contributions if you currently direct that a portion of future contributions be invested into the Argon ST Stock Fund. If you fail to modify your investment directions, any portion of future contributions that is directed to be invested in the Argon ST Stock Fund after it has been eliminated will, instead, be invested in the Fidelity Freedom K Fund available under the Plan that correlates with your retirement date range, assuming a retirement age of 65 and based on your date of birth.
Additional Information. If you have any questions concerning this Notice, you should contact Megan Filippi in Human Resources at Argon ST, 12701 Fair Lakes Circle, Suite 800, Fairfax VA 22033, at (703) 995-5682 or you may call Fidelity at 1-800-890-4015.

Important Information about the Tender Offer
     This Notice is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and related tender offer documents, filed by The Boeing Company with the Securities and Exchange Commission (the “SEC”) on July 8, 2010. Argon ST, Inc. filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on July 8, 2010. These documents, as amended from time to time, contain important information about the tender offer and Argon ST, Inc. stockholders are urged to read them carefully before any decision is made with respect to the tender offer. The tender offer materials are available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer materials are available free of charge to all stockholders of Argon ST, Inc. at www.argonst.com or by contacting Argon ST, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, (703) 322-0881.

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